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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF:

MAY 2003

COMMISSION FILE NUMBER:

(SEC File No: 0-30006)

SUNGOLD ENTERTAINMENT CORP.

(Translation of registrant's name into English)

#500 – 666 Burrard Street

Vancouver, British Columbia

Canada, V6C 3P6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  X           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [__]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [__]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ____                No _X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_________________

[INSERT DISCLOSURE INFORMATION]

This is the form of material change report required under section 85 (1) of the Securities Act  and section 151 of the Securities Rules.

BC FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

SUNGOLD ENTERTAINMENT CORP.

500 - 666 Burrard Street

Vancouver, British Columbia,

Canada, V6C 3P6

Telephone: (604) 669-9580

Facsimile:  (604) 669-9577

Item 2.

Date of Material Change

May 30, 2003

Item 3.

Press Release

May 31, 2003

Item 4.

Summary of Material Change

                                                                   Sungold Entertainment Corp. to file appeal.

Item 5.

Full Description of Material Change

VANCOUVER, BC CANADA: MAY 31, 2003 ~ SUNGOLD ENTERTAINMENT CORP. ("Sungold") (OTCBB: SGGNF, Frankfurt: WKN 608164 - Sungold Entertainment Corp. (Sungold) and Kim Noble Hart will both be launching appeals of a Canadian precedent setting recent  B.C.  Supreme Court decision involving the removal of Hart as a Director and President and CEO of Sungold. The court ruled that a previous tax case of which Mr. Hart pleaded guilty involved fraud, making it illegal for him to hold the position of Director within a publicly traded company in British Columbia. Sungold and Hart argue that the case didn’t involve any fraud by Mr. Hart.

“Sungold, and its Board of Directors, is standing firmly behind Kim Hart, says Sungold Chairman Donald Harris. “We absolutely do not believe that the unique BC law was correctly interpreted in this case, and we are confidant Mr. Hart will be exonerated at appeal.”  Sungold management believe that the removal of Mr. Hart would cause irreparable damage to Sungold as he is necessary for the company to fully fulfill its mandate to Sungold shareholders.

Sungold is a publicly traded U.S. Federally reporting corporation and the parent company to Horsepower Broadcasting Network (HBN) International Ltd. (“HBN”) Donald Harris says “Horsepowerä is the first new pari-mutual wagering product for the racing industry in over 30 years”. Horsepowerä, invented and developed by Kim Hart, CEO of HBN, is a unique proprietary virtual race based pari-mutual system designed by Hart to be introduced in 2003 exclusively at government licensed racetracks and tele-theatres for viewing by racing fans between scheduled live races for all breeds within the international $100 Billion annual racing market place.

For more information or to be updated on future corporate news, please contact:

Laura Ballance

Curve Communications

604-684-3170 ex. 1

Investor Relations

Ed Miers

(260) 312-5678

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions based on the opinions and estimates of management and, therefore, involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.  The reader is cautioned not to place undue reliance on forward-looking statements.

Item 6.

Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario) of the Act

Not applicable.

Item 7.

Omitted Information

None.

 Item 8.

            Senior Officer

ART COWIE, PRESIDENT

500 - 666 Burrard Street

Vancouver, BC  V6C 3P6

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 4, 2003

/s/ANNE KENNEDY

Date

(signature)

Anne Kennedy

Name of Signatory

Director / Secretary

Position

Vancouver, BC

Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.

Date:   June 4, 2003

By*:

/s/ ANNE KENNEDY

Anne Kennedy

Director, Corporate Secretary

*Print name and title under the signature of the signing officer